UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of October, 2003

Cameco Corporation

(Commission file No. 1-14228)

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX
SIGNATURE
MATERIAL CHANGE REPORT

Exhibit Index

Exhibit No.	Description	Page No.

1.	Material Change Report dated October 1, 2003	3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2003	Cameco Corporation

	By:	“Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

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Form 25 (Saskatchewan)
Form 26 (Newfoundland)
Form 27 (British Columbia, Alberta, Ontario & Nova Scotia)
Material Change Report Pursuant to

Clause 84(1)(b) of The Securities Act, 1988, S.S. 1988 c. S-42.2
Subsection 67(2) of the Securities Act, S.B.C. 1985 c.83
Subsection 118(1) of the Securities Act, R.S.A. 1981 c.S-6.1
Subsection 75(2) of the Securities Act, R.S.O. 1980 c.466
Subsection 73 of the Securities Act, R.S.Q. c. V-1-1.1
Subsection 81(2) of the Securities Act, R.S.N.S. 1989 c. 418
Subsection 76(2) of the Securities Act,1990 S. Nfld. C. 48

Item 1 – Reporting Issuer

Cameco Corporation (“Cameco”).

The registered and principal office of Cameco is 2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3.

Item 2 – Date of Material Change

September 25, 2003.

Item 3 – Press Release

The English version and the French translation version of the press release relating to this material change were distributed and filed by Canadian Corporate News wire service through their Canadian Timely Disclosure Pack on September 25, 2003.

Item 4 – Summary of Material Change

On September 25, 2003, Cameco announced that it closed its offering of 5% convertible subordinated debentures (the “Convertible Debentures”) for aggregate gross proceeds of $230 million. The Convertible Debentures, with a face value of $1,000 per debenture, have a coupon of 5%, mature on October 1, 2013 and are convertible into common shares of Cameco at a price of $65.00 per share, subject to adjustment.

Cameco will use the net proceeds of approximately $222.6 million to repay outstanding short-term, commercial paper debt related to the company’s past acquisition of a further 16.6% interest in Bruce Power LP, which closed in February 2003.

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Item 5 – Full Description of Material Change

On September 25, 2003, Cameco closed its recently announced offering of 5% Convertible Debentures for aggregate gross proceeds of $230 million. The syndicate was co-led by RBC Dominion Securities Inc. and Scotia Capital Inc. and included CIBC World Markets Inc. and HSBC Securities (Canada) Inc.

Cameco will use the net proceeds of approximately $222.6 million to repay outstanding short-term, commercial-paper debt related to the company’s past acquisition of a further 16.6% interest in Bruce Power LP, which closed in February 2003. In accordance with Canadian generally accepted accounting principles, the Convertible Debentures will be reflected as equity on Cameco’s balance sheet.

The Convertible Debentures mature on October 1, 2013 and bear interest from the date of issue at 5% per annum, which will be payable semi-annually in arrears on April 1 and October 1 in each year, commencing on April 1, 2004. The Convertible Debentures can be converted at the option of the holders into Cameco common shares at any time on or prior to the maturity date based on a conversion price of $65.00 per share, representing a conversion ratio of approximately 15.3846 shares per $1,000 of Convertible Debentures.

The company may not redeem the Convertible Debentures prior to October 1, 2008. Thereafter, the company may redeem the Convertible Debentures in whole or in part at a redemption price equal to par plus accrued and unpaid interest, provided that the holders will be able to convert the Convertible Debentures into Cameco common shares at any time up to one business day prior to the redemption date.

The Convertible Debentures and the common shares issuable on the conversion thereof will not be and have not been registered under the United States Securities Act of 1933, as amended (US Securities Act) and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Item 6 – Reliance on subsection 84(2) (SK), subsection 67(2)(BC), subsection 118(4)(AB), subsection 75(3) (ON), section 74 (PQ), subsection 81(3) (NS) and subsection 76(3)(NF)

Not applicable

Item 7 – Omitted Information

Not applicable

Item 8 – Senior Officer

A senior officer who is knowledgeable about the material change is Gary M.S. Chad, Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary of Cameco. He may be contacted at telephone number (306) 956-6303.

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Item 9 – Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Saskatoon, Saskatchewan, the 1st day of October, 2003.

“Gary M.S. Chad" Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

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